FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Fourth Quarter 2007
Revenue of €604 million, $876 million
Paris February 14th 2008, CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today its unaudited revenue for the fourth quarter 2007 of €604 million ($876 million) up 15% in euros and up 29% in dollars compared to pro-forma €523 million ($678 million) for the same period last year.
Activity during the fourth quarter was robust across all Services business lines and at Sercel. In Services, contract land and marine operations performed well and multi-client after-sales were strong.
Services and Sercel revenue compared to pro-forma 2006 fourth quarter:
Revenue for Services of €442 million ($641 million) was up 14% in euros and 27% in dollars.
Sercel external sales were at €161 million ($236 million) up 21% in euros and up 35% in dollars. Total revenue for Sercel of €176 million ($258 million) was down 7% in euros and up 6% in dollars.
2007 CGGVeritas revenue:
2007 CGGVeritas revenue of €2.374 billion ($3.251 billion) was up 19% in euros and up 30% in dollars compared to pro-forma 2006 revenue of €1.990 billion ($2.500 billion).
2007 final consolidated results will be released February 28th 2008.
Our audited financial statements for the year ended December 31, 2007 will be included in our annual report on Form 20-F to be filed with the SEC. We filed our annual report on Form 20-F for the year ended December 31, 2006 with the SEC on May 7, 2007. Our annual report on Form 20-F for 2006 is, and our annual report for 2007 will be, available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual reports on Form 20-F, which include our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 64 47 38 31, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGGVeritas — Investor Relations Department, Tour Maine Montparnasse 33, avenue du Maine, 75015 Paris, France.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through

Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: FR0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tél.: +33 1 64 47 38 10	Tel.: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15
Date: February 14, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit